SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 8)

BRIGHAM EXPLORATION COMPANY

(Name of Subject Company)

BRIGHAM EXPLORATION COMPANY

(Names of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109178103

(CUSIP Number of Class of Securities)

Kari A. Potts

General Counsel and Corporate Secretary

Brigham Exploration Company

6300 Bridge Point Parkway, Building 2, Suite 500

Austin, Texas 78730

(512) 427-3300

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Joe Dannenmaier

Amy Curtis

Kenn Webb

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, TX 75201-2533

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Brigham Exploration Company (“Brigham”), filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2011 and amended on November 1, 2011, November 4, 2011, November 7, 2011, November 10, 2011, November 15, 2011, November 16, 2011 and November 22, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by an indirect, wholly owned subsidiary (“Purchaser”) of Statoil ASA (“Parent”) to purchase all of the shares of Brigham’s common stock, par value $0.01 per share (the “Shares”), that are issued and outstanding, at a price of $36.50 per Share, net to the stockholder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with the SEC on October 28, 2011. The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as discussed below.

Item 1.	Subject Company Information

Item 1 of the Schedule 14D-9 is hereby amended by replacing the last sentence under the heading “Securities” with the following:

“As of the close of business on October 14, 2011, there were 117,217,176 shares of Common Stock issued and outstanding.”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following paragraph as the last paragraph under the heading “Litigation”:

“The cases pending in the District Court in Travis County, Texas (the Boytim Complaint, Duncan Complaint, Giske Complaint, Texas Fioravanti Complaint, Schwimmer Complaint and Ohler Complaint) were consolidated as Boytim v. Brigham Exploration Co. et. al., No. D-1-GN-11-003205. On November 10, 2011, the lead plaintiff sought a temporary injunction seeking postponement of the closing of the tender offer. A full evidentiary hearing on the temporary injunction was held on November 22, 2011, before Judge John K. Dietz, in the 250th Judicial District Civil Court in Travis County, Texas, and the injunction was denied. Plaintiffs’ other claims remain pending.”

Item 8 of the Schedule 14D-9 is hereby further amended by adding the following three paragraphs under a new heading “National Security Regulations” to read as follows:

“National Security Regulations

Section 721 of the U.S. Defense Production Act of 1950, as amended, and the applicable regulations related thereto (“Section 721”), empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that such foreign person’s control of such U.S. company threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect U.S. national security. The Committee on Foreign Investment in the United States (“CFIUS”), an inter-agency committee chaired by the Treasury Department and composed of top officials from 12 executive departments of the United States government, was delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions.

A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. CFIUS has 30 calendar days from the date after it accepts the submission to review the transaction and decide whether to initiate an additional 45-day investigation. Most reviews are completed with a letter from CFIUS stating that it has determined that there were no unresolved national security concerns. If CFIUS decides to initiate an investigation, it has 45 calendar days in which to prepare its recommendations to the President of the United States, who must then decide within 15 calendar days whether to block the transaction. Under the Foreign Investment and National Security Act of 2007, CFIUS is required to conduct a full 45-day investigation of any case in which an entity controlled by or acting on behalf of a foreign government is engaged in an acquisition that could affect national security, unless the Secretary of the Treasury and the lead agency in the review determine there are no threats to national security.

Although Section 721 does not require the filing of a notification and does not prohibit the consummation of acquisitions, mergers or takeovers, if an acquisition, merger or takeover is consummated prior to the issuance of a no-action letter or notification is not made, such an acquisition, merger or takeover thereafter remains subject to divestment after its consummation should the President subsequently determine that the national security of the United States has been threatened or impaired. The Company is engaged in interstate commerce in the United States and Parent is a foreign person, and therefore the Offer is potentially subject to review under Section 721. Based on the information available to it, the Company does not believe that the Offer threatens to impair the national security of the United States. Nevertheless, Parent and the Company announced that they will file a joint voluntary notice with CFIUS. There can be no assurance as to the result or timing of such review. Parent has announced that it will pay for shares consistent with the pending Offer. Neither the filing nor completion of the CFIUS review is a condition to closing of the Offer.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(B)	Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(D)	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 28, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(G)	Press Release issued by the Company dated October 17, 2011 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on October 17, 2011)

(a)(1)(H)	Investor Presentation of Parent (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Purchaser with the SEC on October 17, 2011)

(a)(1)(I)	Transcript of Investor Briefing Teleconference of Parent (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(J)	English Translation of Norwegian Investor Briefing Teleconference Transcript of Parent (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(K)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex A to the Schedule 14D-9)*

(a)(1)(L)	Press Release issued by Parent dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(M)	Press Release issued by Parent dated October 17, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(N)	Form of letter from Parent to the Company’s employees, dated October 20, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 20, 2011)

(a)(1)(O)	Investor Presentation of Parent by Chief Executive Officer, dated October 27, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(P)	Investor Presentation of Parent by Chief Financial Officer, dated October 27, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(Q)	Transcript of Analyst Teleconference of Parent held on October 27, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(R)	English Translation of Transcript of Press Conference of Parent held by Chief Executive Officer on October 27, 2011 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(S)	Notice to Participants in Brigham, Inc. 401(K) Plan **

(a)(1)(T)	Frequently Asked Questions available to Employees of the Company***

(a)(1)(U)	Press Release dated November 23, 2011****

(a)(2)(A)	Letter, dated October 28, 2011, to the Company’s stockholders*

(a)(2)(B)	Opinion of Jefferies & Company, Inc., dated October 16, 2011 (included as Annex B to the Schedule 14D-9)*

(e)(1)	Agreement and Plan of Merger, dated October 17, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2011)

(e)(2)	Confidentiality Agreement, dated as of December 29, 2010, between the Company and Parent (incorporated by reference to Exhibit (d)(6) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(3)	Tender and Voting Agreement, dated as of October 17, 2011, by and among Parent, Purchaser and the directors and executive officers of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2011)

(e)(4)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and Ben M. Brigham*

(e)(5)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and David T. Brigham*

(e)(6)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and Eugene B. Shepherd, Jr.*

(e)(7)	Terms and Conditions of Continued Employment, dated as of October 16, 2011, by and between Statoil Gulf Services LLC and Jeffery E. Larson*

(e)(8)	Terms and Conditions of Continued Employment, dated as of October 16, 2011, by and between Statoil Gulf Services LLC and A. Lance Langford*

(e)(9)	Letter Agreement amending Agreement and Plan of Merger, dated October 27, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(7) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(10)	Non-Solicitation Agreement, dated June 17, 2011, by and among Parent and the Company (incorporated by reference to Exhibit (d)(5) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(11)	Understanding Regarding Name Usage, dated November 3, 2011, by and among the Company, Brigham, Inc., Brigham Oil & Gas, L.P., Statoil USA Properties Inc., and Ben M. Brigham**

(g)(1)	Transcript of oral presentations by certain executive officers to the Company’s employees, on October 17, 2011 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on October 17, 2011)

*	Previously filed with the Schedule 14D-9 on October 28, 2011.
**	Previously filed with Amendment No. 3 to the Schedule 14D-9 on November 7, 2011.
***	Previously filed with Amendment No. 7 to the Schedule 14D-9 on November 22, 2011.
****	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BRIGHAM EXPLORATION COMPANY

Date: November 23, 2011

	By:	/s/ Eugene B. Shepherd, Jr.
	Name:	Eugene B. Shepherd, Jr.
	Title:	Chief Financial Officer and Executive Vice President